Exhibit (a)(1)(J)

SPECTRUM PHARMACEUTICALS COMMENCES TENDER OFFER

FOR ALL OUTSTANDING SHARES OF ALLOS THERAPEUTICS

HENDERSON, Nevada, Monday, April 16, 2012 – Spectrum Pharmaceuticals (NASDAQ: SPPI) today announced that it commenced on Friday, April 13, 2012 a cash tender offer to purchase all of the outstanding shares of common stock of Allos Therapeutics, Inc. (NASDAQ: ALTH). The tender offer is being made pursuant to an Offer to Purchase, dated April 13, 2012, and in connection with the previously announced Agreement and Plan of Merger, dated April 4, 2012.

Upon successful completion of the tender offer, stockholders of Allos will receive $1.82 in cash for each share of Allos common stock validly tendered and not validly withdrawn, without interest and less any required withholding taxes, plus one contingent value right (a “CVR”) to receive additional consideration of $0.11 per share in cash upon the achievement of certain milestones. The CVR represents the non-transferable contingent right to receive, for each share of Allos common stock tendered in the offer and accepted for payment, an additional $0.11 per share in cash, without interest and less any applicable withholding taxes, if (1) Allos’ Marketing Authorisation Application for FOLOTYN® (pralatrexate injection) for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma is approved by the European Medicines Agency by December 31, 2012 and (2) the first reimbursable commercial sale of FOLOTYN is achieved in at least three major market countries in the European Union by December 31, 2013.

The tender offer is scheduled to expire at 12:00 midnight, Eastern time, at the end of the day on Thursday, May 10, 2012, unless the tender offer is extended. As part of the transaction, Spectrum has entered into agreements with certain stockholders of Allos pursuant to which such stockholders have committed to accept the tender offer and tender all Allos shares owned by them, which represent approximately 25% of the outstanding shares.

The consummation of the tender offer is conditioned upon the tender of a majority of the outstanding shares of Allos common stock, as well as receipt of antitrust clearance and other conditions that are specified in the offer documents. Following completion of the tender offer and, if required, adoption of the merger agreement by Allos’ stockholders, Spectrum expects to consummate a merger in which the remaining Allos stockholders will receive the same consideration per share that they would have received had they tendered their shares in the offer. There is no financing condition to the tender offer. Following the merger, Allos will become a wholly-owned subsidiary of Spectrum.

The Board of Directors of Allos has unanimously determined that the tender offer and the other transactions contemplated by the merger agreement are fair to and in the best interests of the Allos stockholders. The Board of Directors of Allos also approved the merger agreement, declared the merger agreement advisable and recommended that holder of shares of Allos common stock tender their shares in the tender offer and adopt the merger agreement, if adoption by Allos’ stockholders is required by applicable law.

About Spectrum Pharmaceuticals, Inc.

Spectrum Pharmaceuticals is a biotechnology company with a primary focus in oncology and hematology. Spectrum’s strategy is comprised of acquiring, developing and commercializing a broad and diverse pipeline of late-stage clinical and commercial drug products. Spectrum has aggressive business development and commercial operation teams that support a robust drug development program encompassing clinical development, medical research, regulatory affairs, biostatistics and data management. Spectrum also leverages the expertise of its worldwide partners to assist in the execution of its strategy. For more information, please visit Spectrum’s website at www.sppirx.com.

About FOLOTYN®

FOLOTYN (pralatrexate injection), a folate analogue metabolic inhibitor, was discovered by Memorial Sloan-Kettering Cancer Center, SRI International and Southern Research Institute and developed by Allos Therapeutics. In September 2009, the U.S. Food and Drug Administration (FDA) granted accelerated approval for FOLOTYN for use as a single agent for the treatment of patients with relapsed or refractory PTCL. This indication is based on overall response rate. Clinical benefit such as improvement in progression-free survival or overall survival has not been demonstrated. FOLOTYN has been available to patients in the U.S. since October 2009. An updated analysis of data from PROPEL, the pivotal study of FOLOTYN in patients with relapsed or refractory PTCL, was published in the March 20, 2011 issue of the Journal of Clinical Oncology. FOLOTYN has patent protection through 2017, potentially through July 2022, assuming a five-year patent term extension through the Hatch-Waxman Act. Please see full Prescribing Information for FOLOTYN at www.FOLOTYN.com.

Important FOLOTYN® Safety Information

Warnings and Precautions

FOLOTYN may suppress bone marrow function, manifested by thrombocytopenia, neutropenia, and anemia. Monitor blood counts and omit or modify dose for hematologic toxicities.

Mucositis may occur. If greater-than or equal to Grade 2 mucositis is observed, omit or modify dose. Patients should be instructed to take folic acid and receive vitamin B12 to potentially reduce treatment-related hematological toxicity and mucositis.

Fatal dermatologic reactions may occur. Dermatologic reactions may be progressive and increase in severity with further treatment. Patients with dermatologic reactions should be monitored closely, and if severe, FOLOTYN should be withheld or discontinued. Tumor lysis syndrome may occur. Monitor patients and treat if needed.

FOLOTYN can cause fetal harm. Women should avoid becoming pregnant while being treated with FOLOTYN and pregnant women should be informed of the potential harm to the fetus.

Use caution and monitor patients when administering FOLOTYN to patients with moderate to severe renal function impairment.

Elevated liver function test abnormalities may occur and require monitoring. If liver function test abnormalities are greater-than or equal to Grade 3, omit or modify dose.

Adverse Reactions

The most common adverse reactions were mucositis (70%), thrombocytopenia (41%), nausea (40%), and fatigue (36%). The most common serious adverse events are pyrexia, mucositis, sepsis, febrile neutropenia, dehydration, dyspnea, and thrombocytopenia.

Use in Specific Patient Population

Nursing mothers should be advised to discontinue nursing or the drug, taking into consideration the importance of the drug to the mother.

Drug Interactions

Co-administration of drugs subject to renal clearance (e.g., probenecid, NSAIDs, and trimethoprim/sulfamethoxazole) may result in delayed renal clearance.

Please see FOLOTYN® Full Prescribing Information at www.FOLOTYN.com.

Important ZEVALIN® Safety Information

Deaths have occurred within 24 hours of rituximab infusion, an essential component of the ZEVALIN therapeutic regimen. These fatalities were associated with hypoxia, pulmonary infiltrates, acute respiratory distress syndrome, myocardial infarction, ventricular fibrillation, or cardiogenic shock. Most (80%) fatalities occurred with the first rituximab infusion. ZEVALIN administration can result in severe and prolonged cytopenias in most patients. Severe cutaneous and mucocutaneous reactions, some fatal, can occur with the ZEVALIN therapeutic regimen.

Please see full Prescribing Information, including BOXED WARNINGS, for ZEVALIN and rituximab. Full prescribing information for ZEVALIN can be found at www.ZEVALIN.com.

COMPANY CONTACT

Spectrum Pharmaceuticals

Shiv Kapoor

Vice President, Strategic Planning & Investor Relations

702-835-6300

This press release may contain forward-looking statements regarding future events of Spectrum Pharmaceuticals that involve risks and uncertainties that could cause actual results to differ materially. These statements are based on management’s current beliefs and expectations. Such forward-looking statements include statements relating to the ability of the Spectrum Pharmaceuticals to complete the transactions contemplated by the Agreement and Plan of Merger dated as of April 4, 2012 (the “Merger Agreement”), including the Spectrum Pharmaceutical’s and Allos Therapeutics’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and, if the transaction is completed, the success and strategic fit of the proposed combination of Spectrum Pharmaceuticals and Allos Therapeutics. The forward-looking statements contained in this document are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of Allos’ stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; and the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability. Spectrum Pharmaceuticals does not plan to update any such forward-looking statements and expressly disclaims any duty to update the information contained in this press release except as required by law.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a tender offer statement (including an offer to purchase, letter of transmittal, and related tender offer documents), which has been filed by Spectrum Pharmaceuticals and Sapphire Acquisition Sub, Inc. with the U.S. Securities and Exchange Commission (the “SEC”) on April 13, 2012. In addition, on April 13, 2012, Allos filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC related to the tender offer. Stockholders of Allos are strongly advised to read the tender offer statement and the related solicitation/recommendation statement because they contain important information that stockholders should consider before making any decision regarding tendering their shares. The tender offer statement and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all Allos stockholders at no expense to them. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the tender offer statement will be made available free of charge to all stockholders of Allos who direct a request to MacKenzie Partners, Inc., the Information Agent for the offer, toll-free at (800) 322-2885.